                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               U.S. REALTEL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   902979103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Ross J. Mangano
                              Oliver Estate, Inc.
                           112 W. Jefferson Boulevard
                                   Suite 613
                           South Bend, Indiana 46601
                           Telephone no. 291-232-8213
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 5, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 902979103
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Troon & Co. FEIN: 35-6224732
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Indiana
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    551,615(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    551,615(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------



---------

(1) Includes Warrants to purchase a total of 551,615 shares of Common Stock as more fully described below.

(2) Based on an aggregate of 20,288,096 consisting of (a) 5,873,395 outstanding shares of Common Stock as disclosed in the Company's Form 10-QSB dated May 20, 2002; (b) 3,222,755 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock, as disclosed in the Purchased Agreement (as defined below); (c) 2,342,388 shares of Common Stock issuable upon exercise of outstanding options, as disclosed in the Purchase Agreement; and (d) 8,849,558 shares of Common Stock issuable upon conversion of outstanding convertible notes as disclosed in the Purchase Agreement.

CUSIP NO. 902979103
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Jo. & Co. FEIN: 35-1876627
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Indiana
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,508,108(3)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,508,108(3)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%(4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------



---------

(3) Includes Warrants to purchase a total of 558,707 shares of Common Stock as more fully described below.

(4) Based on an aggregate of 20,288,096 consisting of (a) 5,873,395 outstanding shares of Common Stock as disclosed in the Company's Form 10-QSB dated May 20, 2002; (b) 3,222,755 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock, as disclosed in the Purchased Agreement (as defined below); (c) 2,342,388 shares of Common Stock issuable upon exercise of outstanding options, as disclosed in the Purchase Agreement; and (d) 8,849,558 shares of Common Stock issuable upon conversion of outstanding convertible notes as disclosed in the Purchase Agreement.

CUSIP NO. 902979103
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Joseph D. Oliver Trust - GO Cunningham Fund FEIN: 36-6010982
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Indiana
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    127,455(5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    127,455(5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%(4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------



---------

(5) Includes Warrants to purchase a total of 64,955 shares of Common Stock as more fully described below.

(6) Based on an aggregate of 20,288,096 consisting of (a) 5,873,395 outstanding shares of Common Stock as disclosed in the Company's Form 10-QSB dated May 20, 2002; (b) 3,222,755 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock, as disclosed in the Purchased Agreement (as defined below); (c) 2,342,388 shares of Common Stock issuable upon exercise of outstanding options, as disclosed in the Purchase Agreement; and (d) 8,849,558 shares of Common Stock issuable upon conversion of outstanding convertible notes as disclosed in the Purchase Agreement.

CUSIP NO. 902979103
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Joseph D. Oliver Trust - James Oliver II Fund FEIN: 36-6010984
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    127,455(7)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    127,455(7)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%(8)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------



---------

(7) Includes Warrants to purchase a total of 64,955 shares of Common Stock as more fully described below.

(8) Based on an aggregate of 20,288,096 consisting of (a) 5,873,395 outstanding shares of Common Stock as disclosed in the Company's Form 10-QSB dated May 20, 2002; (b) 3,222,755 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock, as disclosed in the Purchased Agreement (as defined below); (c) 2,342,388 shares of Common Stock issuable upon exercise of outstanding options, as disclosed in the Purchase Agreement; and (d) 8,849,558 shares of Common Stock issuable upon conversion of outstanding convertible notes as disclosed in the Purchase Agreement.

CUSIP NO. 902979103
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Joseph D. Oliver Trust - Joseph Oliver Jr. Fund FEIN: 36-6010986
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    127,455(9)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    127,455(9)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%(10)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------



---------

(9) Includes Warrants to purchase a total of 64,955 shares of Common Stock as more fully described below.

(10) Based on an aggregate of 20,288,096 consisting of (a) 5,873,395 outstanding shares of Common Stock as disclosed in the Company's Form 10-QSB dated May 20, 2002; (b) 3,222,755 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock, as disclosed in the Purchased Agreement (as defined below); (c) 2,342,388 shares of Common Stock issuable upon exercise of outstanding options, as disclosed in the Purchase Agreement; and (d) 8,849,558 shares of Common Stock issuable upon conversion of outstanding convertible notes as disclosed in the Purchase Agreement.

CUSIP NO. 902979103
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Joseph D. Oliver Trust - Susan C. Oliver Fund FEIN: 36-6010988
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    127,455(11)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    127,455(11)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%(12)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------



---------

(11) Includes Warrants to purchase a total of 64,955 shares of Common Stock as more fully described below.

(12) Based on an aggregate of 20,288,096 consisting of (a) 5,873,395 outstanding shares of Common Stock as disclosed in the Company's Form 10-QSB dated May 20, 2002; (b) 3,222,755 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock, as disclosed in the Purchased Agreement (as defined below); (c) 2,342,388 shares of Common Stock issuable upon exercise of outstanding options, as disclosed in the Purchase Agreement; and (d) 8,849,558 shares of Common Stock issuable upon conversion of outstanding convertible notes as disclosed in the Purchase Agreement.

CUSIP NO. 902979103
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    J. Oliver Cunningham Trust FEIN: 35-6234496
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    BK
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Indiana
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    410,285(13)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    410,285(13)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%(14)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------



---------

(13) Includes Warrants to purchase a total of 103,500 shares of Common Stock issued in connection with the Bridge Loan as more fully described below and Convertible Notes that are currently convertible into 306,785 shares of Common Stock issued in connection with the Purchase Agreement as more fully described below.

(14) Based on an aggregate of 20,288,096 consisting of (a) 5,873,395 outstanding shares of Common Stock as disclosed in the Company's Form 10-QSB dated May 20, 2002; (b) 3,222,755 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock, as disclosed in the Purchased Agreement (as defined below); (c) 2,342,388 shares of Common Stock issuable upon exercise of outstanding options, as disclosed in the Purchase Agreement; and (d) 8,849,558 shares of Common Stock issuable upon conversion of outstanding convertible notes as disclosed in the Purchase Agreement.

CUSIP NO. 902979103
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Anne C. McClure Trust FEIN: 36-6234495
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    BK
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    410,285(15)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    410,285(15)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%(16)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------



---------

(15) Includes Warrants to purchase a total of 103,500 shares of Common Stock issued in connection with the Bridge Loan as more fully described below and Convertible Notes that are currently convertible into 306,785 shares of Common Stock issued in connection with the Purchase Agreement as more fully described below.

(16) Based on an aggregate of 20,288,096 consisting of (a) 5,873,395 outstanding shares of Common Stock as disclosed in the Company's Form 10-QSB dated May 20, 2002; (b) 3,222,755 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock, as disclosed in the Purchased Agreement (as defined below); (c) 2,342,388 shares of Common Stock issuable upon exercise of outstanding options, as disclosed in the Purchase Agreement; and (d) 8,849,558 shares of Common Stock issuable upon conversion of outstanding convertible notes as disclosed in the Purchase Agreement.

CUSIP NO. 902979103
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Jane C. Warriner Trust FEIN: 36-6234484
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    BK
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Indiana
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    410,284(17)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    410,284(17)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%(18)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------



---------

(17) Includes Warrants to purchase a total of 103,500 shares of Common Stock issued in connection with the Bridge Loan as more fully described below and Convertible Notes that are currently convertible into 306,784 shares of Common Stock issued in connection with the Purchase Agreement as more fully described below.

(18) Based on an aggregate of 20,288,096 consisting of (a) 5,873,395 outstanding shares of Common Stock as disclosed in the Company's Form 10-QSB dated May 20, 2002; (b) 3,222,755 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock, as disclosed in the Purchased Agreement (as defined below); (c) 2,342,388 shares of Common Stock issuable upon exercise of outstanding options, as disclosed in the Purchase Agreement; and (d) 8,849,558 shares of Common Stock issuable upon conversion of outstanding convertible notes as disclosed in the Purchase Agreement.

CUSIP NO. 902979103
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ross J. Mangano
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    233,621(19)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    233,621(19)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%(20)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------



---------

(19) Includes Warrants to purchase a total of 158,621 shares of Common Stock issued in connection with the Bridge Loan as more fully described below. Mr. Mangano may be deemed to beneficially own the shares of Common Stock of the other reporting persons hereto based on his position as general partner, trustee, officer, director or control person thereof. Mr. Mangano disclaims beneficial ownership of all shares not owned personally by him.

(20) Based on an aggregate of 20,288,096 consisting of (a) 5,873,395 outstanding shares of Common Stock as disclosed in the Company's Form 10-QSB dated May 20, 2002; (b) 3,222,755 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock, as disclosed in the Purchased Agreement (as defined below); (c) 2,342,388 shares of Common Stock issuable upon exercise of outstanding options, as disclosed in the Purchase Agreement; and (d) 8,849,558 shares of Common Stock issuable upon conversion of outstanding convertible notes as disclosed in the Purchase Agreement.

CUSIP NO. 902979103
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    James G. Hart
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    86,473(21)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    86,473(21)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,120,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3%(22)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------



---------

(20) Includes Warrants to purchase a total of 38,973 shares of Common Stock as more fully described below.

(22) Based on an aggregate of 20,288,096 consisting of (a) 5,873,395 outstanding shares of Common Stock as disclosed in the Company's Form 10-QSB dated May 20, 2002; (b) 3,222,755 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock, as disclosed in the Purchased Agreement (as defined below); (c) 2,342,388 shares of Common Stock issuable upon exercise of outstanding options, as disclosed in the Purchase Agreement; and (d) 8,849,558 shares of Common Stock issuable upon conversion of outstanding convertible notes as disclosed in the Purchase Agreement.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D/A (this "Amendment") amends a Schedule 13G previously filed by Jo & Co. and Ross J. Mangano on February 14, 2001. This Amendment relates to the common stock (the "Common Stock") of U.S. RealTel, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 15 Piedmont Center, Suite 100, Atlanta, Georgia 30305.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      This Amendment is filed by:

                  (i) Troon & Co., an Indiana general partnership ("Troon"), with respect to shares beneficially owned by it;

                  (ii) Jo & Co., an Indiana general partnership ("Jo"), with respect to shares beneficially owned by it;

                  (iii) Joseph D. Oliver Trust - GO Cunningham Fund, an Illinois trust ("GOC Trust"), with respect to shares beneficially owned by it;

                  (iv) Joseph D. Oliver Trust - James Oliver II Fund, an Illinois trust ("JOII Trust"), with respect to shares beneficially owned by it;

                  (v) Joseph D. Oliver Trust -Joseph D. Oliver, Jr. Fund, an Illinois trust ("JDO Trust"), with respect to shares beneficially owned by it;

                  (vi) Joseph D. Oliver - Susan C. Oliver Fund, an Illinois trust ("SCO Trust"), with respect to shares beneficially owned by it;

                  (vii) J. Oliver Cunningham Trust, an Indiana trust ("JOC Trust"), with respect to shares beneficially owned by it;

                  (viii) Anne C. McClure Trust, an Illinois trust ("ACM Trust"), with respect to shares beneficially owned by it;

                  (ix) Jane C. Warriner Trust, an Indiana trust ("JCW Trust"), with respect to shares beneficially owned by it;

                  (x) Ross J. Mangano with respect to shares beneficially owned by him; and

                  (xi) James G. Hart with respect to shares beneficially owned by him.

         Messrs. Mangano and Hart disclaim ownership of any shares of Common Stock owned by any other party to this Amendment.

         (b) The address of Troon, Jo, GOC Trust, JOII Trust, JDO Trust, SCO Trust, JOC Trust, ACM Trust, JCW Trust, Mr. Mangano and Mr. Hart is 112 West Jefferson Boulevard, Suite 613, South Bend, Indiana 46601.

         (c) Troon, Jo, GOC Trust, JOII Trust, JDO Trust, SCO Trust, JOC Trust, ACM Trust and JCW Trust were formed for the purpose of investing funds in public and private companies. Mr. Mangano's primary business is acting as a manager to companies that specialize in making investments in public and private companies, as a trustee of the foregoing trusts and as a partner of the foregoing partnerships. Mr. Hart's primary business is to assist Mr. Mangano in acting as a manager to companies.

         (d) None of Troon, Jo, GOC Trust, JOII Trust, JDO Trust, SCO Trust, JOC Trust, ACM Trust, JCW Trust, Mr. Mangano or Mr. Hart has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of Troon, Jo, GOC Trust, JOII Trust, JDO Trust, SCO Trust, JOC Trust, ACM Trust, JCW Trust, Mr. Mangano or Mr. Hart has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Troon and Jo are each Indiana general partnerships. JOC Trust and JCW Trust are each Indiana trusts. The ACM Trust, GOC Trust, JOII Trust, JDO Trust, SCO Trust are each Illinois trusts. Mr. Mangano and Mr. Hart are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 28, 1998, Jo & Co. purchased a $500,000 convertible promissory note from the Company. In connection with the issuance of that convertible note, Jo & Co. was issued a warrant to purchase 17,543 shares of common stock of the Company for $4.00 per share, exercisable prior to August 28, 2003.

         On October 2, 1998 the following entities subscribed for shares of common stock from the Company:


-----------------------------------------------------------------------------------------------------
          Holder                                    Number of Shares              Purchase Price
-----------------------------------------------------------------------------------------------------
Joseph D. Oliver Trust - GO  Cunningham Fund             62,500                         $4.00
-----------------------------------------------------------------------------------------------------
Joseph D. Oliver Trust - James D.
Oliver II Fund                                           62,500                         $4.00
-----------------------------------------------------------------------------------------------------
Joseph D. Oliver Trust - Joseph D.
Oliver, Jr., Fund                                        62,500                         $4.00
-----------------------------------------------------------------------------------------------------
Joseph D. Oliver Trust - Susan C.
Oliver Fund                                              62,500                         $4.00
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
          Holder                                    Number of Shares              Purchase Price
-----------------------------------------------------------------------------------------------------
Jo & Co.                                                500,000                         $4.00
-----------------------------------------------------------------------------------------------------
Ross J. Mangano                                          75,000                         $4.00
-----------------------------------------------------------------------------------------------------
James G. Hart                                            37,500                         $4.00
-----------------------------------------------------------------------------------------------------

         On October 2, 1998, the following entities were issued warrants to purchase common stock of the Company in connection with the subscription for shares of common stock described above:


----------------------------------------------------------------------------------------------------------------------------
          Holder                                    Number of Shares              Purchase Price     Expiration Date
----------------------------------------------------------------------------------------------------------------------------
Jo & Co.                                                233,333                        $4.00            10/2/2003
----------------------------------------------------------------------------------------------------------------------------
Joseph D. Oliver Trust - GO Cunningham Fund              29,167                        $4.00            10/2/2003
----------------------------------------------------------------------------------------------------------------------------
Joseph D. Oliver Trust - James D. Oliver II Fund         29,167                        $4.00            10/2/2003
----------------------------------------------------------------------------------------------------------------------------
Joseph D. Oliver Trust - Susan C. Oliver Fund            29,167                        $4.00            10/2/2003
----------------------------------------------------------------------------------------------------------------------------
Ross J. Mangano                                          35,000                        $4.00            10/2/2003
----------------------------------------------------------------------------------------------------------------------------
Ross J. Mangano                                          25,000                        $4.00            10/2/2003
----------------------------------------------------------------------------------------------------------------------------
James G. Hart                                            17,500                        $4.00            10/2/2003
----------------------------------------------------------------------------------------------------------------------------

         On March 26, 1999, Jo & Co. purchased 25,000 shares of common stock of the Company from Perry Ruda, the Company's president, at $4.00 a share.

         On August 15, 2000, the following entities/individuals were issued warrants to purchase common stock of the Company in connection with an interim bridge financing for the Company, which bridge financing was subsequently repaid.

------------------------------------------------------------------------------------------------------------------------
          Holder                                    Number of Shares              Purchase Price     Expiration Date
------------------------------------------------------------------------------------------------------------------------
Troon & Co.                                             123,077                        $3.25            8/15/2005
------------------------------------------------------------------------------------------------------------------------
Ross J. Mangano                                          25,000                        $3.25            8/15/2005
------------------------------------------------------------------------------------------------------------------------


         On December 1, 2000, Troon & Co. was issued a warrant to purchase 124,615 shares of common stock of the Company for $3.25 per share, with an expiration dated of September 25, 2005.

         On July 26, 2001, the following entities/individuals purchased shares of common stock of the Company from Craig Siegler, a director of the Company, Steven Seigler, Stanley Siegler and the Florence Skolnik Siegler Foundation, at $1.50 a share.

--------------------------------------------------------------------------------
 Holder                                                 Number of Shares
--------------------------------------------------------------------------------
Jo & Co.                                                    174,401
--------------------------------------------------------------------------------
James G. Hart                                                10,000
--------------------------------------------------------------------------------

         On July 26, 2001, Jo & Co. purchased 250,000 shares of common stock of the Company from Linda Siegler, the Adam J. Siegler Trust and the Matthew C. Siegler Trust at $1.50 a share.

         On February 21, 2002, JOC Trust, ACM Trust and JCW Trust (collectively, the "Acquisition Lenders") entered into a Loan Agreement with the Company pursuant to which they made a loan to the Company in the amount of $16,436,150 to enable the Company to fund the acquisition of Cypress Communications, Inc. ("Cypress") (the "Acquisition Loan"). The Acquisition Lenders obtained the funds to make the Acquisition Loan under a loan from LaSalle Bank National Association. At the closing of the Acquisition Loan, the Acquisition Lenders were paid a one-time loan fee of $850,000. The Acquisition Loan was repaid in February, 2002 following consummation of the Cypress acquisition.

         In conjunction with the closing of the Acquisition Loan, the following entities/individuals were issued warrants to purchase common stock of the
Company:

--------------------------------------------------------------------------------------------------------------------------
          Holder                                         Number of Shares         Exercise Price       Expiration Date
--------------------------------------------------------------------------------------------------------------------------
Troon & Co.                                                 303,923                   $1.00               2/21/2005
--------------------------------------------------------------------------------------------------------------------------
Jo & Co.                                                    307,831                   $1.00               2/21/2005
--------------------------------------------------------------------------------------------------------------------------
Joseph D. Oliver Trust - GO Cunningham Fund                  35,788                   $1.00               2/21/2005
--------------------------------------------------------------------------------------------------------------------------
Joseph D. Oliver Trust - James D. Oliver II Fund             35,788                   $1.00               2/21/2005
--------------------------------------------------------------------------------------------------------------------------
Joseph D. Oliver Trust - James D. Oliver Jr., Fund           35,788                   $1.00               2/21/2005
--------------------------------------------------------------------------------------------------------------------------
Joseph D. Oliver Trust - Susan C. Oliver Fund                29,167                   $1.00               2/21/2005
--------------------------------------------------------------------------------------------------------------------------
Ross J. Mangano                                              73,621                   $1.00               2/21/2005
--------------------------------------------------------------------------------------------------------------------------
James G. Hart                                                21,473                   $1.00               2/21/2005
--------------------------------------------------------------------------------------------------------------------------

         The JOC Trust, the ACM Trust and the JCW Trust (and certain other parties) provided the Company and its wholly-owned subsidiary, Cypress $6,210,000 of a $8,000,000 bridge loan (the "Bridge Loan") to finance a portion of the purchase price payable by Cypress for certain assets from World Com, Inc., and certain of its subsidiaries (the "World Com Acquisition"). The Bridge Loan was made pursuant to a Loan Agreement dated July 16, 2002 among the Company, Cypress, the JOC Trust, the ACM Trust, the JCW Trust, Noro-Moseley Partners V, L.P., a Georgia limited partnership ("Noro-Moseley") and Wakefield Group III, LLC, a North Carolina limited liability company ("Wakefield") (each, acting in such capacity, a "Bridge Lender"). The Bridge Loan accrues interest at 14% per annum, and matures on the earlier to occur of (i) one business day following the maturity of Cypress's senior secured debt from Silicon Valley Bank and (ii) July 16, 2005. Each Bridge Lender was entitled to receive an initial loan fee equal to 2.5% of that portion of the Bridge Loan that was funded by such Bridge Lender. If the Bridge Loan is outstanding 60 days after the closing, the Company and Cypress must pay each Bridge Lender an additional loan fee equal to 1.25% of the then outstanding principal balance of such Bridge Lender's share of the Bridge Loan. If the Bridge Loan is outstanding 90 days after the closing, the Company and Cypress must pay each Bridge Lender an additional loan fee equal to 1.25% of the then outstanding principal balance of such Bridge Lender's share of the Bridge Loan. If the Bridge Loan is outstanding 120 days after the closing, the Company and Cypress must pay to each Bridge Lender an additional loan fee equal to 1.00% of the then outstanding principal balance of such Bridge Lender's share of the Bridge Loan. The loan fees described above are cumulative and are payable on the earlier to occur of the maturity date of the Bridge Loans or the date on which the Bridge Loans are paid in full. Each of JOC Trust, ACM Trust and JCW Trust provided $2,070,000 of the Bridge Loan and they obtained the funds to fund their portion of the Bridge Loan under a loan from LaSalle Bank National Association.

         In conjunction with the closing of the Bridge Loan, the following entities/individuals were issued warrants to purchase common stock of the
Company:

-------------------------------------------------------------------------------------------------------------------------
                    Holder                         Number of Shares         Exercise Price         Expiration Date
-------------------------------------------------------------------------------------------------------------------------
J. Oliver Cunningham Trust                                  103,500                   $1.13           7/15/2012
-------------------------------------------------------------------------------------------------------------------------
Anne C. McClure Trust                                       103,500                   $1.13           7/15/2012
-------------------------------------------------------------------------------------------------------------------------
Jane C. Warriner Trust                                      103,500                   $1.13           7/15/2012
-------------------------------------------------------------------------------------------------------------------------

         The JOC Trust, the ACM Trust and the JCW Trust also provided the purchased a $1,040,000 principal amount of the Company's and Cypress's $10,000,000 issue of Fixed Rate Convertible Notes due July 1, 2009 (the "Convertible Notes"). The JOC Trust purchased $346,667 of Convertible Notes, the ACM Trust purchased $346,667 of Convertible Notes and the JCW Trust purchased $346,666 of Convertible Notes.

         The Convertible Notes were issued by the Company and Cypress pursuant to a Purchase Agreement dated July 16, 2002 among the Company, Cypress, the JOC Trust, the ACM Trust, the JCW Trust, Noro-Moseley and Wakefield (each, acting in such capacity, a "Purchaser" and collectively, the "Purchasers"). The Convertible Notes accrue interest at 7.5%, compounded quarterly, and payable at maturity. The principal of and accrued interest on the Convertible Notes is convertible into the Company's common stock at $1.13 per share. The Convertible Notes are redeemable by the Company or Cypress Communications at any time by payment of the outstanding principal balance and accrued interest. In the event that the Convertible Notes are redeemed, the Purchasers are entitled to exercise warrants to purchase the number of shares of common stock of the Company that the Convertible Notes were convertible into on the redemption date at $1.13 per share. In connection with the issuance of the Convertible Notes, the Company, the Purchasers and the Bridge Lenders entered into a Registration Rights Agreement, which provides for the registration of the common stock issuable upon
(i) the conversion of the Convertible Notes; (ii) the exercise of the Warrants issued in connection with the Bridge Loan; and (iii) the exercise of the Warrants exercisable upon the redemption of the Convertible Notes.

         In connection with the issuance of the Convertible Notes, the Purchasers were issued a total of 100 shares of the Company's Series A Preferred Stock (the "Series A Preferred") without additional consideration. The JOC Trust received 3.47 shares of Series A Preferred of, the ACM Trust received 3.46 shares of Series A Preferred and the JCW Trust received 3.47 shares of Series A Preferred. The rights of the Series A Preferred are set forth in a Certificate of

Designations, adopted by the Company's board of directors. The holders of a majority of the Series A Preferred are entitled to elect two members of the Company's board of directors and to receive dividends and distributions equal to those payable to the holders of an equivalent number of shares of the Company's common stock. In addition, the Company may not, without the prior written consent of holders of a majority of the Series A Preferred, (i) increase or decrease (other than by redemption or conversion) the authorized number of shares of Series A Preferred; (ii) cancel or modify the voting rights of the holders of Series A Preferred; cancel or modify the rights of the holders of Series A Preferred; or (iii) amend, waive, alter, modify or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation, if such amendment, alternation, modification or repeal would adversely affect the Series A Preferred, including the issuance of Preferred Stock with voting rights senior or pari passu to the Series A Preferred. The Series A Preferred is redeemable by the Company in the event that (a) at least 75% of the principal amount of the Convertible Notes is converted into shares of common stock of the Company, (b) at least 75% of the principal amount of the Convertible Notes is redeemed; (c) the Company has submitted an application in good faith to apply for listing on AMEX, NASDAQ or another national exchange to register its securities on such exchange, the average daily trading price per share of the common stock as reported in such application is at least $4.00 per share, and the Company subsequently receives a comment from such exchange that its application for listing will not be accepted so long as the Series A Preferred remains outstanding with the voting rights described herein; or (d) the outstanding principal and interest on the Convertible Notes are paid in full on the maturity date of the Convertible Notes. The redemption price for the Series A Preferred is $0.001 per share.

         The Bridge Lenders and the Purchasers entered into an Intercreditor (Subordination) Agreement, which, among other things, provides that under certain limited circumstances, all amounts payable by the Company and Cypress under the Bridge Loan and the Convertible Notes will be payable, pro rata among the Bridge Lenders and the Purchasers, on a pari passu basis. To induce the JOC Trust, the ACM Trust and the JCW Trust to enter into the Intercreditor (Subordination) Agreement, the Company and Cypress Communications entered into a Letter Agreement (the "Letter Agreement"). Pursuant to the Letter Agreement, the Company and Cypress Communications agreed to pay them, in proportion to the amounts lent by them under the Loan Agreement, a fee of $1,000,000 (the "Risk Allocation Fee"). The Risk Allocation Fee will be payable to them upon the earlier to occur of the achievement of certain earnings milestones set forth in the Letter Agreement or June 30, 2003.

ITEM 4.  PURPOSE OF TRANSACTION.

         Except as set forth above, none of Troon, Jo, the JOC Trust, the ACM Trust and the JCW Trust or Mr. Mangano has any plans or proposals that relate to or would result in any of the following:

         (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company;

         (d) Any material change in the present capitalization or dividend policy of the Company;

         (e) Any other material change in the Company's business or corporate structure;

         (f) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (g) Causing a class of securities of the Company to be delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

         (i) Any action similar to those enumerated above.

         Any decision by any of them in the future to take any such actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof:

             (i) Troon beneficially owns 551,615 shares of Common Stock of the Company through its ownership of warrants to purchase 551,615 shares of Common Stock of the Company (as described above), which constitutes approximately 2.7% of the 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement.

             (ii) Jo beneficially owns 1,508,108 shares of Common Stock of the Company through its ownership of 949,401 shares of Common Stock of the Company and warrants to purchase 558,707 shares of Common Stock of the Company (as described above), which constitutes approximately 7.4% of the 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement.

             (iii) GOC Trust beneficially owns 127,455 shares of Common Stock of the Company through its ownership of 62,500 shares of Common Stock of the Company and warrants to purchase 64,955 shares of Common Stock of the Company (as described above), which constitutes approximately 0.6% of the 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement.

                  (iv) JOII Trust beneficially owns 127,455 shares of Common Stock of the Company through its ownership of 62,500 shares of Common Stock of the Company and warrants to purchase 64,955 shares of Common Stock of the Company (as described above), which constitutes approximately 0.6% of the 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement.

                  (v) JDO Trust beneficially owns 127,455 shares of Common Stock of the Company through its ownership of 62,500 shares of Common Stock of the Company and warrants to purchase 64,955 shares of Common Stock of the Company (as described above), which constitutes approximately 0.6% of the 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement.

                  (vi) SCO Trust beneficially owns 127,455 shares of Common Stock of the Company through its ownership of 62,500 shares of Common Stock of the Company and warrants to purchase 64,955 shares of Common Stock of the Company (as described above), which constitutes approximately 0.6% of the 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement.

                  (vii) JOC Trust beneficially owns 410,285 shares of Common Stock of the Company through its ownership of warrants to purchase 103,500 shares of Common Stock of the Company and 306,785 shares through its ownership of Convertible Notes, which constitutes approximately 2.0% of the 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement.

                  (viii) ACM Trust beneficially owns 410,285 shares of Common Stock of the Company through its ownership of warrants to purchase 103,500 shares of Common Stock of the Company and 306,785 shares through its ownership of Convertible Notes which constitutes approximately 2.0% of the and 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement.

                  (ix) JCW Trust beneficially owns 410,284 shares of Common Stock of the Company through its ownership of warrants to purchase 103,500 shares of Common Stock of the Company and 306,784 shares through its ownership of Convertible Notes which constitutes approximately 2.0% of the 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement.

                  (x) Ross J. Mangano beneficially owns 233,621 shares of Common Stock of the Company through his ownership of 75,000 shares of the Company's Common Stock and warrants to purchase 158,621 shares of Common Stock of the Company which constitutes approximately 1.2% of the 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement. Mr. Mangano may also be deemed to beneficially own 3,886,870 shares of common stock, which constitutes all of the shares of Common Stock and warrants to purchase Common Stock owned by Troon, Jo, GOC Trust, JOII Trust, JDO Trust, SCO Trust, JOC Trust, ACM Trust, JCW Trust, and by Mr. Hart based on Mr. Mangano's position as an officer, director, trustee or other control person with respect to them, which constitutes approximately 20.3% of the 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement.

                  (xi) James G. Hart beneficially owns 86,473 shares of Common Stock of the Company through his ownership of 47,500 shares of Common Stock of the Company and warrants to purchase 38,973 shares of Common Stock of the Company (as described above), which constitutes approximately 0.4% of the 20,288,096 shares of Common Stock deemed outstanding as of July 16, 2002, as noted in the Purchase Agreement.

Mr. Mangano and Mr. Hart disclaim ownership of any shares owned by Troon, Jo, GOC Trust, JOII Trust, JDO Trust, SCO Trust, JOC Trust, ACM Trust or JCW Trust.

         (b) The parties hereto have the sole power to vote and dispose of the shares described in Section 5(a) above.

         (c) Other than as described in Items 3 and 4 above, none of Troon, Jo, GOC Trust, JOII Trust, JDO Trust, SCO Trust, JOC Trust, ACM Trust, JCW Trust, Mr. Mangano or Mr. Hart have engaged in any transactions in the Common Stock within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Item 4 of this Amendment, none of Troon, Jo, GOC Trust, JOII Trust, JDO Trust, SCO Trust, JOC Trust, ACM Trust, JCW Trust, Mr. Mangano or Mr. Hart has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Loan Agreement, dated July 16, 2002, by and among the J. Oliver Cunningham Trust, the Ann C. McClure Trust, the Jane C. Warriner Trust, Noro-Mosley Partners V, L.P., Wakefield Group III, LLC, U.S. RealTel, Inc., and Cypress Communications, Inc.*

2. Common Stock Purchase Warrant of U.S. RealTel, Inc. issued to the J. Oliver Cunningham Trust, the Ann C. McClure Trust, the Jane C. Warriner Trust, Noro-Mosley Partners V, L.P. and Wakefield Group III, LLC, in connection with the Loan Agreement dated July 16, 2002 *

3. Purchase Agreement dated July 16, 2002 by and among U.S. RealTel, Inc., Cypress Communications, Inc., Noro-Mosley Partners V, L.P., Wakefield Group III, LLC, the J. Oliver Cunningham Trust, the Ann C. McClure Trust and the Jane C. Warriner Trust *

4. Registration Rights Agreement, dated as of July 16, 2002 by and among U.S. RealTel, Inc., Cypress Communications, Inc., Noro-Mosley Partners V, L.P., Wakefield Group III, LLC, the J. Oliver Cunningham Trust, the Ann C. McClure Trust and the Jane C. Warriner Trust *

5. Form of Letter Agreement dated as of July 16, 2002 by and among U.S. RealTel, Inc., Cypress Communications, Inc., the J. Oliver Cunningham Trust, the Ann C. McClure Trust and the Jane C. Warriner Trust +

+ Incorporated by reference to the Form 8-K filed by the Company with the Securities and Exchange Commission on July 31, 2002.

* Incorporated by reference from the Schedule 13D filed by Noro-Moseley Partners V, L.P., filed with the Securities and Exchange Commission on July 26, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2002
                                           TROON & CO., an Indiana general
                                           partnership

                                           By:  /s/ Ross J. Mangano
                                              ----------------------------------
                                           Name:  Ross J. Mangano
                                           Title: Trustee and Partner



                                           JO & CO., an Indiana general
                                           partnership


                                           By:  /s/ Ross J. Mangano
                                              ----------------------------------
                                           Name:  Ross J. Mangano
                                           Title: Trustee and Partner



                                           JOSEPH D. OLIVER TRUST -
                                           GO CUNNINGHAM FUND, an Illinois trust

                                           By:  /s/ Ross J. Mangano
                                              ----------------------------------
                                           Name:  Ross J. Mangano
                                           Title: Trustee


                                           JOSEPH D. OLIVER TRUST - JAMES OLIVER
                                           II FUND, an Illinois trust

                                           By:  /s/ Ross J. Mangano
                                              ----------------------------------
                                           Name:  Ross J. Mangano
                                           Title: Trustee



                                           JOSEPH D. OLIVER TRUST -JOSEPH D.
                                           OLIVER, JR. FUND, an Illinois trust

                                           By:  /s/ Ross J. Mangano
                                              ----------------------------------
                                           Name:  Ross J. Mangano
                                           Title: Trustee



                                           JOSEPH D. OLIVER - SUSAN C. OLIVER
                                           FUND, an Illinois trust

                                           By:  /s/ Ross J. Mangano
                                              ----------------------------------
                                           Name:  Ross J. Mangano
                                           Title: Trustee

                                           J. OLIVER CUNNINGHAM TRUST, dated
                                           February 26, 1971, an Indiana trust

                                           By:  /s/ Ross J. Mangano
                                              ----------------------------------
                                           Name:  Ross J. Mangano
                                           Title: Trustee



                                           ANNE. C. MCCLURE TRUST, dated
                                           February 26, 1971, an Illinois trust

                                           By:  /s/ Ross J. Mangano
                                              ----------------------------------
                                           Name:  Ross J. Mangano
                                           Title: Trustee



                                           JANE C. WARRINER TRUST, dated
                                           February 26, 1971, an Indiana trust

                                           By:  /s/ Ross J. Mangano
                                              ----------------------------------
                                           Name:  Ross J. Mangano
                                           Title: Trustee


                                           /s/ Ross J. Mangano
                                           -------------------------------------
                                           Ross J. Mangano


                                           /s/ James G. Hart
                                           -------------------------------------
                                           James G. Hart

                                 EXHIBIT INDEX

Exhibit No.                        Document


1. Loan Agreement, dated July 16, 2002, by and among the J. Oliver Cunningham Trust, the Ann C. McClure Trust, the Jane C. Warriner Trust, Noro-Mosley Partners V, L.P., Wakefield Group III, LLC, U.S. RealTel, Inc., and Cypress Communications, Inc.*

2. Common Stock Purchase Warrant of U.S. RealTel, Inc. issued to the J. Oliver Cunningham Trust, the Ann C. McClure Trust, the Jane C. Warriner Trust, Noro-Mosley Partners V, L.P. and Wakefield Group III, LLC, in connection with the Loan Agreement dated July 16, 2002 *

3. Purchase Agreement dated July 16, 2002 by and among U.S. RealTel, Inc., Cypress Communications, Inc., Noro-Mosley Partners V, L.P., Wakefield Group III, LLC, the J. Oliver Cunningham Trust, the Ann C. McClure Trust and the Jane C. Warriner Trust *

4. Registration Rights Agreement, dated as of July 16, 2002 by and among U.S. RealTel, Inc., Cypress Communications, Inc., Noro-Mosley Partners V, L.P., Wakefield Group III, LLC, the J. Oliver Cunningham Trust, the Ann C. McClure Trust and the Jane C. Warriner Trust *

5. Form of Letter Agreement dated as of July 16, 2002 by and among U.S. RealTel, Inc., Cypress Communications, Inc., the J. Oliver Cunningham Trust, the Ann C. McClure Trust and the Jane C. Warriner Trust +

+ Incorporated by reference to the Form 8-K filed by the Company with the Securities and Exchange Commission on July 31, 2002.

* Incorporated by reference from the Schedule 13D filed by Noro-Moseley Partners V, L.P., filed with on July 26, 2002.



-----------------



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